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                           February 7, 2023

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       13450 W. Sunrise Blvd., Suite 650
       Sunrise, FL 33233

                                                        Re: ShiftPixy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 31,
2023
                                                            File No. 333-269477

       Dear Scott W. Absher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeffrey Cahlon